December 14, 2023

VIA EDGAR

Keira Nakada

Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driven Brands Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2.02 Form 8-K Dated November 1, 2023

File No. 001-39898

Dear Ms. Nakada and Mr. Decker:

On behalf of Driven Brands Holdings Inc. (“Driven Brands,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated November 7, 2023, that we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission (“SEC”).

To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION, PAGE 71

1.

Please provide an analysis to support your assertion that the adjustments you recorded during the quarterly period ended December 31, 2022 were not material to any prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each prior period. Refer to SAB Topics 1.M and 1.N.

Driven Brands Response:

We acknowledge the Staff’s request for our analysis related to the materiality of our adjustments recorded during the quarterly period ended December 31, 2022, and reflected in our Form 10-K for the fiscal year ended 2022 (“2022 Form 10-K”). In conducting our analysis, we followed the requirements under Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, including paragraph 250-10-45-27, with regards to determining materiality for the purpose of reporting the correction of an error for both the interim and annual periods presented. Further, in connection with the filing of the 2022 Form 10-K, we conducted a quantitative and qualitative assessment of the errors discussed below based on the guidance set forth in SEC Staff Accounting Bulletin Topic 1.M, Materiality (“SAB 1.M”), and Staff Accounting Bulletin Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 1.N”), and determined that their effects on the Company’s consolidated financial statements for the relevant prior periods were not material.

I.	Errors

We identified the following three categories of errors (the “errors”) in the Company’s consolidated financial statements when preparing the fiscal year 2022 financial statements. The errors had an aggregate impact of $3.7 million on both Operating Income (Loss) and Profit (Loss) before Income Taxes as presented in our fiscal year ended December 31, 2022 (“fiscal year 2022”) Statement of Operations. An overview of the nature of the errors is provided below, and the materiality analysis follows in Section II.

A.	2022 Software Projects Errors

The Company initiated several significant software projects in 2022, one of which related to the Oracle Cloud ERP implementation that began in May 2022. Management identified a total of $2.0 million in internal labor cost that should have been capitalized but which had been expensed in the first three quarters of fiscal year 2022 (the “2022 Software Projects errors”). The 2022 Software Projects errors did not impact the fiscal year 2022 Statement of Operations.

B.	Reconciliation Errors

The Company identified a significant control deficiency related to balance sheet reconciliations in 2021. To address this significant control deficiency, the Company implemented a new financial reporting enterprise software, BlackLine, in the fourth quarter of 2021 to facilitate the preparation and review of balance sheet account reconciliations on a more timely basis. During the year-end reconciliation process for fiscal year 2022, the Company identified certain aged items within several balance sheet accounts that could not be supported.

The Company corrected the errors (collectively, the “Reconciliation errors”), which resulted in an increase to Operating Income in the fourth quarter 2022. Management assessed the impact of the aged items as if they had been written off in the periods they were first identified as reconciling items. The out-of-period Reconciliation errors had a $3.7 million increase to both Operating Income (Loss) and Profit (Loss) before Income Taxes as presented in the fiscal year 2022 Statement of Operations.

C.	Classifications Errors

In connection with management’s review of the balance sheet account reconciliations, management identified certain accounts that were not appropriately classified on the Balance Sheet. These classification errors (“the Classification errors”) did not have an impact on the Company’s Statement of Operations. With respect to the Balance Sheet, the Company concluded that the Classification errors were immaterial, as discussed in further detail in Part II.A.2 below.

II.	Materiality Analysis Under SAB 1.M

Based on the assessment of quantitative and qualitative factors under applicable guidance, the Company concluded that the errors were not material individually or in the aggregate in relation to any prior period financial statements or to the fiscal year 2022 financial statements.

A.	Quantitative Analysis

The quantitative impact of the errors is reviewed below.

1.	Statement of Operations

The following table summarizes the individual and aggregate quantitative impact of the errors on the prior periods and on fiscal year 2022 with respect to the primary financial statement line items in the Statement of Operations that were impacted: (1) Operating Income (Loss) and (2) Profit (Loss) before Income Taxes.1

[1]

SG&A expense was the primary line item in the Statement of Operations impacted by the errors for fiscal year 2022 and each of the effected periods. In each of these periods, the impact to SG&A expense was less than 2% on both an individual and aggregate basis. We also considered the impacts of passed adjustments, both individually and in the aggregate, when conducting our materiality assessment in connection with the filing of the 2022 Form 10-K.

($ amounts in thousands)	Fiscal Year 2020[2]	Fiscal Year 2021[2]	Q1 2022	Q2 2022	Q3 2022	Fiscal Year 2022
Operating Income (Loss)	$94,729	$177,065	$73,720	$(35,685)	$95,768	$199,604
Profit (Loss) before Income Taxes	$7,156	$34,892	$47,396	$(75,892)	$52,863	$68,340
2022 Software Projects Errors (A)	0	0	$(358)	$(537)	$(1,073)	0
% of Operating Income (Loss)	0%	0%	<1%	2%	1%	0%
% of Profit (Loss) before Income Taxes	0%	0%	<1%	<1%	2%	0%
Reconciliation Errors (B)	(66)	$(3,667)	$(665)	$(707)	$(404)	$3,733
% of Operating Income (Loss)	<1%	2%	<1%	2%	<1%	2%
% of Profit (Loss) before Income Taxes	<1%	11%	1%	<1%	<1%	5%
Aggregate Errors (A + B)	$(66)	$(3,667)	$(1,023)	$(1,244)	$(1,477)	$3,733
% of Operating Income (Loss)	<1%	2%	1%	3%	2%	2%
% of Profit (Loss) before Income Taxes	<1%	11%	2%	2%	3%	5%

The Classification errors did not impact Statements of Operations during any of these periods.

•

With respect to the Q1 to Q3 interim periods in 2022, the errors impacted the amounts reported in Operating Income (Loss) and Profit (Loss) before Income Taxes by 2% or less on an individual basis. With respect to these same interim periods, the errors impacted the amounts reported in Operating Income (Loss) and Profit (Loss) before Income Taxes by 3% or less on an aggregate basis.

•

With respect to fiscal year 2022, the errors impacted the amounts reported in Operating Income (Loss) and Profit (Loss) before Income Taxes by 5% or less on an individual basis, and by 2% and 5%, respectively, on an aggregated basis.

•

With respect to these impacts, we note that the amount reported in Profit (Loss) before Income Taxes for fiscal year 2022 was significantly lower due to an impairment charge recorded during the second quarter of 2022 relating to indefinite-lived tradenames of $125.5 million. Excluding the impairment charge, the Reconciliation errors would have impacted Profit (Loss) before Income Taxes for fiscal year 2022 by less than 2%.

•

With respect to fiscal year 2021, the errors impacted the amounts reported in Operating Income (Loss) and Profit (Loss) before Income Taxes by 2% or less on an individual and aggregate basis, with the exception of the Reconciliation errors which impacted reported Profit (Loss) before Income Taxes by approximately 11%.

[2]

The individual and aggregate impacts of the errors were de minimis in the interim periods of 2020 and the impacts of the errors in the interim periods of 2021 were less than 5% with respect to both Operating Income (Loss) and Profit (Loss) before Income Taxes; therefore, the respective interim periods are not shown in this summary chart.

•

With respect to these impacts, we note that the amount reported in Profit (Loss) before Income Taxes for fiscal year 2021 was significantly lower due to a non-recurring charge of $45.6 million for loss on debt extinguishment, which was due to the write-off of debt issuance costs and prepayment penalties associated with early termination of debt. Excluding the debt extinguishment loss, the Reconciliation errors would have impacted Profit (Loss) before Income Taxes by less than 5% on both an individual and an aggregated basis.

•

Also, we determined that the impact of the Reconciliation errors to these prior periods was not material because in absolute dollar amounts, the Company’s Operating Expenses exceeded $1 billion in both fiscal years 2021 and 2022, and these errors amounted to less than $4 million of such Operating Expenses in each period.

In addition, when considering these impacts—and consistent with SAB 1.M’s focus on whether information is “material to users of a registrant’s financial statements”—we reviewed the errors on the financial measures that analysts focus on, which are (1) Revenue, (2) Adjusted EBITDA, and (3) Adjusted EPS.

As shown below, with respect to Revenue and Adjusted EBITDA, the errors had an aggregate impact of 1% or less in each prior period. Further, with respect to Adjusted EPS, after adjusting for the impact of the errors, the Company still would have met consensus analyst expectations in each of the prior periods.

Financial Metric	Guidance	Analyst Consensus	Results with Error Corrections (A)	Results without Error Corrections (B)	Percentage Change (A vs. B)
Q3 2022
Revenue	N/A	$493 million	$516.1 million	$516.6 million	<1%
Adjusted EBITDA	N/A	$121 million	$131.0 million	$129.4 million	1%
Adjusted EPS	N/A	$0.27	$0.33	$0.32
Q2 2022
Revenue	N/A	$482 million	$508.2 million	$508.6 million	0%
Adjusted EBITDA	N/A	$125 million	$136.7 million	$135.4 million	<1%
Adjusted EPS	N/A	$0.29	$0.36	$0.35
Q1 2022
Revenue	N/A	$434 million	$467.9 million	$468.3 million	<1%
Adjusted EBITDA	N/A	$105 million	$119.6 million	$118.5 million	<1%
Adjusted EPS	N/A	$0.21	$0.29	$0.28
Fiscal Year 2021
Revenue	$1.4 billion	$1.3 billion	$1.468 billion	$1.467 billion	<1%
Adjusted EBITDA	$350 million	$302 million	$365.7 million	$361.7 million	1%
Adjusted EPS	$0.84	$0.58	$0.90	$0.88
Fiscal Year 2020
Revenue	N/A	N/A	$905 million	$904 million	<1%
Adjusted EBITDA	N/A	N/A	$206.1 million	$205.4 million	<1%
Adjusted EPS	N/A	N/A	$0.43	$0.42

2.	Balance Sheet

The table below demonstrates that the effects of the errors are immaterial on a quantitative basis to the Balance Sheet at the end of each prior Balance Sheet date.

($ amounts in millions)	Q4 2020	Q4 2021	Q1 2022	Q2 2022	Q3 2022
Total Current Assets	$373.7	$768.9	$538.4	$541.9	$521.7

Reconciliation Errors (B)	$(1.4)	$(2.4)	$(2.6)	$(2.7)	$(2.8)
—% of Total Current Assets	<1%	<1%	<1%	<1%	<1%
Classification Errors (C)	0	0	$5.2	$5.1	$7.1
—% of Total Current Assets	0%	0%	1%	<1%	1%
Aggregate Errors	$(1.4)	$(2.4)	$2.6	$2.4	$4.3
—% of Total Current Assets	<1%	<1%	<1%	<1%	<1%

Total Assets	4,655.2	$5,857.4	$5,878.1	$5,913.3	$6,122.7

Software Projects Errors (A)	0	0	$0.4	$0.9	$2.0
—% of Total Assets	0%	0%	<1%	<1%	<1%
Reconciliation Errors (B)	$(4.3)	$(6.0)	$(6.4)	$(6.6)	$(6.9)
—% of Total Assets	<1%	<1%	<1%	<1%	<1%
Classification Errors (C)	0	0	$0.5	$6.8	$24.9
—% of Total Assets	0%	0%	<1%	<1%	<1%
Aggregate Errors (A+B+C)	$(4.3)	$(6.0)	$(5.5)	$1.1	$20.0
—% of Total Assets	<1%	<1%	<1%	<1%	<1%

Total Current Liabilities	$305.4	$477.8	$424.1	$477.3	$468.7

Reconciliation Errors (B)	$(1.4)	$(4.2)	$(4.9)	$(5.6)	$(6.0)
—% of Total Current Liabilities	<1%	<1%	1%	1%	1%
Classification Errors (C)	0	0	$11.3	$16.3	$35.0
—% of Total Current Liabilities	0%	0%	3%	3%	8%
Aggregate Errors (B+C)	$(1.4)	$(4.2)	$6.4	$10.7	$29.0
—% of Total Current Liabilities	<1%	1%	2%	2%	6%

Total Liabilities	$3,548.8	$4,212.1	$4,200.0	$4,329.9	$4,557.7

Reconciliation Errors (B)	$(4.0)	$(9.3)	$(10.3)	$(11.3)	$(12.0)
—% of Total Liabilities	<1%	<1%	<1%	<1%	<1%
Classification Errors (C)	0	0	$0.5	$6.8	$24.9
—% of Total Liabilities	0%	0%	<1%	<1%	<1%
Aggregate Errors (B+C)	$(4.0)	$(9.3)	$(9.8)	$(4.5)	$12.9
—% of Total Liabilities	<1%	<1%	<1%	<1%	<1%

•

On an individual basis, the errors had less than a 4% impact on Total Current Liabilities, less than a 2% impact on Total Current Assets, and less than a 1% impact on each of Total Assets and Total Liabilities on each prior Balance Sheet date – with the exception of an 8% impact on Total Current Liabilities in Q3 2022 due to the Classification errors.

•

With respect to the impact of the Classification errors on Total Current Liabilities in Q3 2022, a significant portion of the impact related to an error in recording the deferred consideration for a business acquired in the quarter that had no impact on any other prior period. Further, the total consideration transferred, including the deferred consideration, was appropriately disclosed in Footnote 3 of the Q3 2022 Form 10-Q. Additionally, the error did not impact any of the Financial Metrics discussed within Section II.A.1 above.

•

Other than the 6% aggregate impact of the errors on Total Current Liabilities in Q3 2022 (which was driven by the impact of the Classification errors discussed above), on an aggregate basis, the Balance Sheet items reflected above were impacted by less than 3% in each prior period.

As demonstrated in the analysis above, and consistent with SAB 1.M’s focus on whether information is “material to users of a registrant’s financial statements, the Company concluded that the errors to the Balance Sheet discussed above were not material, individually or in the aggregate.

B.	Qualitative Analysis

Our assessment of the qualitative factors also supported our conclusion that the effects of the errors on the Company’s consolidated financial statements for the prior periods were not material.

SAB 1.M states that a misstatement is material if, “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In considering these factors, SAB 1.M directs that “the factual context in which the user of financial statements would view the financial statement item” is an important consideration in assessing the total mix of information that a reasonable person can be expected to rely on.

In our qualitative analysis of the impact of these adjustments, we considered the following:

•

The nature of the conduct giving rise to the errors – The errors occurred due to unintentional oversights. We are not aware of any indication of either an intentional misstatement or an illegal act associated with these errors. The three categories of errors are unrelated and do not appear indicative of any effort to present a more favorable picture regarding financial performance.

•

Is the item capable of precise measurement – The errors relate to items that are capable of precise measurement and are not a result from inaccurate measurement, but rather from misapplication of processes.

•	Does the item mask a change in earnings or other trends – As discussed in the quantitative analysis above, the errors did not mask a change in earnings or other trends.

•

Does the item hide a failure to meet analysts’ consensus expectations – As shown in the tables on pages 5 and 6, the errors do not hide a failure to meet analyst consensus expectations. In each of the prior periods, the Company’s results were in line with, or above, analyst consensus with and without the impact of the error corrections.

•	Changing a loss into income or vice versa – The errors did not change a loss to earnings, or vice versa, in any reporting period.

•

Does the error impact a segment that has been identified as playing a significant role in operations or profitability – As the error impacts were distributed across our segments, the errors did not impact a segment that has been identified by the Company as playing a significant role in its operations or profitability.

•	Compliance with regulatory requirements – The errors did not affect compliance with regulatory requirements.

•

Compliance with loan covenants or other contractual requirements – Even after giving effect to corrections of all of the errors, there would have been no breach in compliance with any loan covenants or other contractual requirement.

•

Increasing management’s compensation – The Company’s performance-based bonus plans for the relevant periods were based 50% on Adjusted EBITDA, and the rest was on metrics not impacted by the errors. The effect of the errors were negligible on the outcome of the bonus plan payouts for management for 2021 and 2022. Further, the effect of the errors did not factor into whether employees did or did not receive a performance-based bonus; the effect simply factored into the overall calculation for one of the metrics under consideration and did not impact the outcome of that assessment.

•	Concealment of an unlawful transaction – The errors were not made to conceal an unlawful transaction.

The Company concluded that the errors discussed above were not material, individually or in the aggregate, to the Company’s consolidated financial statements for the fiscal year ended December 31, 2022, or prior periods. Our independent auditor, in each respective period, concurred with these assessments.

ITEM 2.02 FORM 8-K DATED NOVEMBER 1, 2023

EXHIBIT 99.1

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES, PAGE 8

2.

Please tell us how you determined that removing the effects of the straight-line rent adjustment in arriving at adjusted net income, adjusted earnings per share and adjusted EBITDA does not substitute individually-tailored recognition and measurement methods for GAAP. Otherwise, remove this adjustment from the reconciliations to arrive at your non-GAAP measures presented here and in your other filings. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Driven Brands Response:

We acknowledge the Staff’s comment regarding the ‘Straight-line rent adjustment’ and have reviewed Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. As disclosed in the footnote description of this adjustment, the adjustment removes the non-cash portion of rent expense, calculated as the amount by which our straight-line rent expense recognized under U.S. GAAP exceeds (or is less than) our cash rent payments.

We respectfully submit that we do not believe that the disclosure relating to the adjustment for non-cash rent is inconsistent with the Staff’s guidance. The majority of our leases are accounted for as operating leases under U.S. GAAP and have rental terms of 15 years or longer. We believe removing the non-cash portion of rent recognized for U.S. GAAP accounting purposes so the portion of rent that is payable on a contractual basis is presented in our non-GAAP performance measure allows our investors to understand more clearly our operational financial performance and compare our performance to that of our peer companies. Further, this measure is the same measure that our management reviews when evaluating the Company’s financial performance. We respectfully note that we believe numerous companies with similar business models, including a direct competitor, also exclude non-cash rent from their presentation of Adjusted EBITDA, likely for similar reasons. In future filings, we will retitle the adjustment as “Non-cash Rent Adjustment” to better communicate the purpose of the adjustment.

*        *        *

Should you have any further questions on the above, please do not hesitate to contact me by email at Michael.Beland@drivenbrands.com.

Thank you for your assistance.

Sincerely,

/s/ Michael Beland
Michael Beland
Chief Accounting Officer

cc:	Gary Ferrera, Executive Vice President and Chief Financial Officer

Scott O’Melia, Executive Vice President, General Counsel, and Secretary

Andrew Fabens, Gibson, Dunn & Crutcher LLP